UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing the following:

1)	The Company’s Series 2 Traded Warrants (TASE listed) expired as of the close of trading on the Tel Aviv Stock Exchange (“TASE”) on March 1, 2016. Any Series 2 Traded Warrant which was not exercised as March 1, 2016 has expired, and the holder has no further rights with respect thereof.

2)	On March 2, 2016, the Registrant published a report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange containing an updated Registry of Securities Holders of the Company as of March 2, 2016 following the expiration of the Series 2 Traded Warrants.

Below is a summary translation of the updated Registry of Securities Holders of the Company as of March 2, 2016:

Security Name	ISIN (Security Number)	Issued and Outstanding
Ordinary Shares	IL0007650166	77,915,641 (1)
Series 1/14 options (non-listed)	IL0076500540	400,000(2)
Series 6/14 options (non-listed)	IL0076500888	1,188,967(3)
Series 7/14 options (non-listed)	IL0076500961	600,000(4)
Series 5/15 options (non-listed)	IL0076501381	44,786(5)
Series 9/15 options (non-listed)	IL0076501464	1,720,000(6)
Kitov Underwriter Warrants	IL0076501613	157,945(7)
Kitov Nasdaq Listed Warrants	IL0076501530	3,366,974 (8)

(1)	21 of such Ordinary Shares are dormant shares held in treasury.
(2)	Each Series 1/14 option is exercisable into 0.07816 Ordinary Shares of the Company. The aggregate number of Series 1/14 options exercise shares is 31,264.
(3)	Each Series 6/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 6/14 options exercise shares is 91,455.
(4)	Each Series 7/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 7/14 options exercise shares is 46,152.
(5)	Each Series 5/15 option is exercisable into 1 Ordinary Share of the Company.
(6)	Each Series 9/15 option is exercisable into 1 Ordinary Share of the Company.
(7)	Each Underwriter Warrant is exercisable into one ADS of the Company. Each ADS represents 20 Ordinary Shares of the Company. The aggregate number of Kitov Underwriter Warrant exercise shares is 3,158,900.
(8)	Each Nasdaq Listed Warrant is exercisable into one ADS of the Company. Each ADS represents 20 Ordinary Shares of the Company. The aggregate number of Kitov Nasdaq Listed Warrant exercise shares is 67,339,480.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

March 2, 2016	By:	/s/ Simcha Rock
Simcha Rock Chief Financial Officer